UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SIFCO Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

826546103
(CUSIP Number)

copy to:

Mark J. Silk
4946 Azusa Canyon Road, Irwindale, California 91706
(310) 536-1359
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.	826546103
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M. and S. Silk Revocable Trust u/d/t June 2, 1997
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
700,600
		8	SHARED VOTING POWER

		9	SOLE DISPOSITIVE POWER
700,600
		10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
700,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.2%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	826546103
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mark J. Silk and Sarah C. Silk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER

		8	SHARED VOTING POWER
700,600
		9	SOLE DISPOSITIVE POWER

		10	SHARED DISPOSITIVE POWER
700,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
700,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.2%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 1 on Schedule 13D/A (the “Amendment”) amends, supplements, or restates the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 10, 2008 (the “Schedule 13D”), and relates to the common stock, par value $1.00 per share (the “Common Stock”), of SIFCO Industries, Inc., an Ohio corporation (the "Company"), whose principal executive offices are located at 970 East 64th Street, Cleveland, Ohio 44103.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

The Schedule 13D is hereby amended, supplemented, or restated as follows:

Item 3.   Source and Amount of Funds or Other Consideration

The Trust acquired 389,400 shares of the Company’s Common Stock on December 1, 2008 at a price per share of $5.0247, for a total purchase price of $1,956,618.18.

Since the filing of the Schedule 13D, the Trust acquired an additional 55,100 shares of the Company’s Common Stock in a series of transactions (as set forth in detail in Item 5 herein) for an aggregate purchase price of $303,345.

Such acquisitions, and all prior acquisitions of shares of the Company’s Common Stock, have been effected with funds from the corpus of the Trust.

Item 5.   Interest in Securities of the Issuer

Currently, the Trust directly owns, and the Silks together indirectly own, an aggregate of 700,600 shares of the Company’s Common Stock, which represent 13.2% of the 5,294,716 shares of the Company’s Common Stock issued and outstanding as of December 31, 2008 (based on the Company’s most recent Quarterly Report on Form 10-Q, for the quarterly period ended December 31, 2008).

The Trust has sole voting and dispositive power, and the Silks (as co-trustees of the Trust) share the power to direct such voting and dispositive power of the Trust, with respect to all 700,600 shares of the Company’s Common Stock owned by the Reporting Persons.  Mr. Silk and Ms. Silk each individually has the unrestricted right to revoke the Trust without the consent of any other person.

Since the filing of the Schedule 13D, the Reporting Persons completed the following acquisitions of shares of the Company’s Common Stock (the following list includes the acquisitions that necessitated the filing of this Amendment):

  1,700 shares at a price per share of $4.90 on March 3, 2009;
  400 shares at a price per share of $4.90 on March 4, 2009;
  1,700 shares at a price per share of $5.00 on March 4, 2009;
  700 shares at a price per share of $5.10 on March 5, 2009;
  12,300 shares at a price per share of $5.10 on March 6, 2009;
  1,400 shares at a price per share of $5.10 on March 9, 2009;
  6,800 shares at a price per share of $5.10 on March 10, 2009;
  200 shares at a price per share of $5.10 on March 12, 2009;
  100 shares at a price per share of $5.20 on March 12, 2009;

  2,100 shares at a price per share of $5.25 on March 12, 2009;
  1,200 shares at a price per share of $5.25 on March 13, 2009;
  100 shares at a price per share of $5.35 on March 16, 2009;
  1,000 shares at a price per share of $5.60 on March 17, 2009;
  100 shares at a price per share of $5.60 on March 18, 2009;
  200 shares at a price per share of $5.60 on March 19, 2009;
  1,400 shares at a price per share of $5.75 on March 19, 2009;
  400 shares at a price per share of $5.75 on March 20, 2009;
  400 shares at a price per share of $5.75 on March 25, 2009;
  1,100 shares at a price per share of $6.00 on March 27, 2009;
  1,000 shares at a price per share of $5.75 on March 30, 2009;
  100 shares at a price per share of $5.75 on March 31, 2009;
  100 shares at a price per share of $5.80 on March 31, 2009;
  10,000 shares at a price per share of $6.00 on April 8, 2009; and
  10,600 shares at a price per share of $6.00 on April 9, 2009.

Each of the foregoing acquisitions was effected on the open market through the Trust’s broker.

Item 7. Material to Be Filed as Exhibits

The written agreement of the Reporting Persons to file this Amendment on behalf of each of them is attached as an exhibit hereto.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2009

M. and S. Silk Revocable Trust u/d/t June 2, 1997

/s/ Mark J. Silk
Mark J. Silk,
Co-Trustee

/s/ Sarah C. Silk
Sarah C. Silk,
Co-Trustee

/s/ Mark J. Silk
Mark J. Silk

/s/ Sarah C. Silk
Sarah C. Silk

EXHIBIT

The undersigned each hereby agree that this Amendment shall be filed on behalf of each of them with the Securities and Exchange Commission on April 15, 2009.

Dated: April 15, 2009

M. and S. Silk Revocable Trust u/d/t June 2, 1997

/s/ Mark J. Silk
Mark J. Silk,
Co-Trustee

/s/ Sarah C. Silk
Sarah C. Silk,
Co-Trustee

/s/ Mark J. Silk
Mark J. Silk

/s/ Sarah C. Silk
Sarah C. Silk